                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                         BERLITZ INTERNATIONAL, INC.
                               (Name of Issuer)

                         Common Stock $.10 Par Value
                        (Title of Class of Securities)

                                  08490010-9
                                (CUSIP Number)

                Mr. Kazuo Yamakawa                            Copy to:
               Benesse Corporation                        Coudert Brothers
          3-7-17 Minamigata, Okayama-shi             1114 Avenue of the Americas
                    700 Japan                          New York, NY 10036-7703
                (81)(86) 221-5251                         Jeffrey E. Cohen
  (Name, Address and Telephone Number of Person            (212) 626-4400
Authorized to Receive Notices and Communications)

                               October 6, 1998
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                          (Continued on following pages)
-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     13D

CUSIP No. 08490010-9
===============================================================================
1.              NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Benesse Corporation
-------------------------------------------------------------------------------
2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) / /

                                                                  (b) / /
-------------------------------------------------------------------------------
3.              SEC USE ONLY
-------------------------------------------------------------------------------
4.              SOURCE OF FUNDS*: WC
-------------------------------------------------------------------------------
5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                Japan
-------------------------------------------------------------------------------
NUMBER OF       7.                  SOLE VOTING POWER:
SHARES                              8,649,483
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH     ---------------------------------------------------------------
                8.                  SHARED VOTING POWER:
                                    --
                ---------------------------------------------------------------
                9.                  SOLE DISPOSITIVE POWER:
                                    8,649,483
                ---------------------------------------------------------------
                10.                 SHARED DISPOSITIVE POWER:
                                    --
-------------------------------------------------------------------------------
11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,649,483
-------------------------------------------------------------------------------
12.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN  SHARES                                       / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                77.3%
-------------------------------------------------------------------------------
14.             TYPE OF REPORTING PERSON: CO
===============================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     13D

CUSIP No. 08490010-9
===============================================================================
1.              NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Benesse Holdings International, Inc.
-------------------------------------------------------------------------------
2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) / /

                                                                  (b) / /
-------------------------------------------------------------------------------
3.              SEC USE ONLY
-------------------------------------------------------------------------------
4.              SOURCE OF FUNDS*:  AF, WC
-------------------------------------------------------------------------------
5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
-------------------------------------------------------------------------------
NUMBER OF       7.                  SOLE VOTING POWER:
SHARES                              8,636,283
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH     ---------------------------------------------------------------
                8.                  SHARED VOTING POWER:
                                    --
                ---------------------------------------------------------------
                9.                  SOLE DISPOSITIVE POWER:
                                    8,636,283
                ---------------------------------------------------------------
                10.                 SHARED DISPOSITIVE POWER:
                                    --
-------------------------------------------------------------------------------
11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,636,283
-------------------------------------------------------------------------------
12.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN  SHARES                                         / /
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                77.2%
-------------------------------------------------------------------------------
14.             TYPE OF REPORTING PERSON: CO
===============================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     13D

Introduction

     This Amendment No. 1 to the statement on Schedule 13D (the "Schedule
13D") is being filed by Benesse Corporation ("Benesse") and by its wholly owned subsidiary, Benesse Holdings International, Inc. ("BHI"), pursuant to Rule 13d-2(a), and relates to the acquisition of shares of Berlitz International, Inc. (the "Company") by Benesse and BHI. Benesse and BHI are herein referred to collectively as the "Reporting Persons." Since this Amendment No. 1 is also the first filing via EDGAR by the Reporting Persons since the initial filing of their Schedule 13D, this Amendment No. 1 also restates certain material from the Reporting Persons' initial filing on Schedule 13D.

     On February 8, 1993, BHI acquired 6,722,138 shares of the Company's Common Stock (the "Common Stock") and Benesse acquired 13,200 shares of Common Stock. Following such acquisition, Benesse and BHI held an aggregate of 6,735,338 shares of Common Stock, or 67% of the outstanding Common Stock. On April 4, 1996, this percentage increased to 71.6% of the Company's outstanding Common Stock upon the Company's repurchase of 627,000 shares of Common Stock at $9.00 per share from Maxwell Communications, Inc. On May 12, 1997, BHI purchased from the Company an additional 250,000 shares of Common Stock. On November 14, 1997, the Company repurchased an additional 126,225 shares of Common Stock at $23.5125 per share from Maxwell Communications, Inc. Accordingly, as of November 14, 1997, Benesse and BHI owned a total of 6,985,338 shares of Common Stock. On October 6, 1998, the Company and BHI entered into an agreement (the "Debenture Purchase Agreement") whereby the Company agreed to issue and sell and BHI agreed to purchase, subject to approval by Company shareholders and other conditions, $55,000,000 aggregate principal amount of the Company's 5% Convertible Exchangeable Subordinated Debentures due 2010, Series B (the "BHI Convertible Debentures"). The BHI Convertible Debentures, if purchased in accordance with the terms and conditions of the Debenture Purchase Agreement, would be convertible at the option of BHI, exercisable at any time during their 12-year term, into 1,664,145 shares of Common Stock at an exercise price of $33.05 per share. Taking into account the 1,664,145 shares which BHI will have a right to acquire at any time if BHI should purchase the BHI Convertible Debentures, Benesse and BHI together would beneficially own 8,649,483 shares of Common Stock out of 11,194,145 shares of Common Stock which would be outstanding (assuming no other changes in the Company's outstanding stock as of June 30, 1998), or 77.3% of the Common Stock outstanding.

Item 1.  Security and Issuer

     This statement relates to the Company's Common Stock, par value $.01 per share. The Company's principal executive offices are located at 400 Alexander Park, Princeton, New Jersey 08540.

Item 2.  Identity and Background.

     This amended statement is being filed by Benesse (known as Fukutake Publishing Co., Ltd. prior to April 1, 1995) and its wholly owned subsidiary BHI (known as Fukutake Holdings (America), Inc. prior to April 1, 1995).

      The address of the principal offices of Benesse is 3-7-17 Minamigata, Okayama-shi 700 Japan. The address of the principal offices of BHI is 65 East 55th Street, New York, New York 10022.

     Benesse is a public company in Japan and its shares are traded on the Osaka Stock Exchange. Benesse was founded in 1955. Benesse provides educational services to approximately four million children and students in Japan and other parts of Asia. Benesse publishes reference, art and children's books, textbooks, magazines and works of literature, develops educational software, creates aptitude tests for university admission and employment screening, performs travel agency services and provides correspondence education to students by mail. BHI was incorporated in Delaware in 1991 to act as a holding company for the stock of the Company following the Merger (as defined in Item 4 below).

     Mr. Soichiro Fukutake is the President of Benesse and the Chairman of BHI. He owns directly 6,220,624 shares of Benesse's outstanding common stock. In addition, (i) Mr. Fukutake's wife owns directly 1,459,620 shares of Benesse common stock, (ii) certain companies in which Mr. Fukutake or he and his wife hold at least a majority interest hold in the aggregate 8,276,980 shares of Benesse common stock, and (iii) the Fukutake Science and Culture Foundation (the "Foundation"), of which Mr. Fukutake is Chairman, holds 459,000 shares of Benesse common stock. Such shares, together with the shares owned directly by Mr. Fukutake, constitute in the aggregate 16,416,224 shares of Benesse common stock, or 30.9% of Benesse's outstanding common stock. Accordingly, Mr. Fukutake could be deemed to be in ultimate control of Benesse. Mr. Fukutake and each of the other directors of Benesse have entered into an arrangement with Nomura Securities whereby each of them purchases each month through Nomura Securities shares of Benesse common stock. Each month, Mr Fukutake purchases yen 300,000 (currently about $2540) worth of Benesse common stock through this arrangement. Certain additional information concerning Mr. Fukutake and the other directors and executive officers of Benesse and BHI is set forth in, respectively, Schedule A and Schedule B of this statement.

     Neither the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedules A and B attached hereto has, during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedules A and B attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3  Source and Amount of Consideration.

     1. The source and amount of funds or other consideration used by Benesse and BHI in their February 8, 1993 acquisition of 6,735,338 shares of Common Stock through a merger into the Company of an indirect wholly owned U.S. subsidiary of BHI is as follows:

     Pursuant to the Merger Agreement described in Item 4, BHI caused to be deposited an aggregate of $282,223,545.60 with IBJ Schroder Bank & Trust Company (the "Exchange Agent") for distribution to holders who tender to the Exchange Agent certificates for common stock of the Company outstanding prior to the Merger referred to below (the "Old Common"). In the Merger, which occurred on February 8, 1993, each outstanding share of the Old Common was converted into the right to receive (i) $19.50 in cash; (ii) 0.165 share of Common Stock; and (iii) $1.48 in cash, representing a pro rata portion of the net proceeds from the disposition of certain debt obligations of Maxwell Communications Corporation plc and its affiliates.

     The total amount of cash needed to pay the cash portion of the merger consideration described in clause (i) of the immediately preceding paragraph, to repay certain outstanding loan obligations and to pay related fees and expenses was $416 million. Such amounts were financed from a capital contribution from Benesse (which was partly funded from borrowings in an aggregate amount of approximately $161 million in Japanese yen by Benesse pursuant to certain credit agreements dated as of January 21, 1993 and various other dates between Benesse and the various lenders parties thereto led by The Industrial Bank of Japan (the "IBJ Yen Loan Agreements")), by loans in an aggregate amount of $104 million to BHI pursuant to the Loan Agreement (the
"IBJ Dollar Loan Agreement") dated as of January 20, 1993 among BHI, the banks listed on the signature pages thereof and The Industrial Bank of Japan, Limited, New York Branch, as Agent, by approximately $12 million in available cash of the Company, by loans in an aggregate amount of $59 million to the Company pursuant to the Credit Agreement (the "Chemical Loan Agreement") dated as of January 29, 1993 among the Company, the several lenders from time to time parties thereto and Chemical Bank, as Agent and by the issuance by the Company of senior notes (the "Senior Notes") in an aggregate amount of $56 million pursuant to various Senior Note Agreements dated as of January 29, 1993 among the Company and each institutional lender party thereto. The loans under the IBJ Yen Loan Agreements initially bore interest at rates of 5.0% and 5.5% per annum and will mature on December 31, 1998. The loans under the IBJ Dollar Loan Agreement initially bore interest at a rate of 0.5% per annum above LIBOR and matured on July 25, 1993. The loans under the Chemical Loan Agreement initially bore interest at variable rates based on, at the option of the Company, (i) Chemical Bank's alternate base rate plus a spread of between 1.0% and 1.5% or (ii) LIBOR plus a spread of between 2.0% and 2.5% and will mature, unless earlier repaid, on December 31, 1998. The Senior Notes initially bore interest at 9.79% per annum and will mature, unless earlier repaid, on December 31, 2002. A copy of the IBJ Yen Loan Agreements, the IBJ Dollar Loan Agreement, the Chemical Loan Agreement and the form of Senior Note Agreement were filed as Exhibits 1, 2, 3 and 4 respectively to the Reporting Persons' original filing on Schedule 13D and were incorporated therein by reference. Borrowings by the Company pursuant to the Chemical Loan Agreement and the Senior Note Agreements were secured through, among other things, the pledge by BHI of all shares of Common Stock owned by it pursuant to the Pledge Agreement (the "Pledge Agreement") dated as of January 29, 1993 between BHI and Chemical Bank, which was filed as Exhibit 5 to the original Schedule 13D and incorporated therein by reference. Benesse purchased 80,000 shares of Old Common in December 1989 and received 13,200 shares of Common Stock in the Merger with respect to such 80,000 shares. Such 13,200 shares of Common Stock are held by Benesse directly and are not subject to the Pledge Agreement.

     As of the date of this Amendment No. 1, there is yen 1.163 billion still outstanding on the loans under the IBJ Yen Loan Agreements. The Reporting Persons anticipate that amount will be repaid by December 31, 1998. The Senior Notes and the loans under the IBJ Dollar Loan Agreement and the Chemical Loan Agreement have been repaid, and the security arrangements effected by the Pledge Agreement have been terminated.

     2. The full $6,110,000 purchase price of the 250,000 shares of Common Stock purchased by BHI on April 29, 1997 was paid out of the working capital of Benesse which was contributed to BHI. No funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring the 250,000 shares of Common Stock.

     3. The proposed source of funds to be used by BHI to pay the full $55,000,000 purchase price of the BHI Convertible Debentures to be purchased by BHI pursuant to the Debenture Purchase Agreement will be as follows. The BHI Convertible Debentures will be purchased in conjunction with a Subordinated Promissory Note issued by the Company with a principal amount of $50,000,000 for a total purchase price of $105,000,000. This $105,000,000 amount will be funded first out of the Company's repayment in full of principal and accrued interest on existing subordinated notes of the Company held by Benesse and BHI, which repayment is estimated to be $42,000,000. The existing subordinated notes include a yen 1,000,000,000 promissory note payable to Benesse, a $20,000,000 promissory note payable to BHI, and a $6,000,000 promissory note payable to BHI. The amount of the repayment of principal and accrued interest is estimated for the following two reasons: (1) the interest on these notes will accrue until the closing under the Debenture Purchase Agreement; and (2) the exchange rate at which repayment of the yen 1,000,000,000 promissory note cannot be calculated until such closing. The remaining part of the $105,000,000 payment which BHI will make to the Company will be paid out of working capital of Benesse which will be contributed to BHI.

Item 4.  Purpose of Transaction.

     1. On December 9, 1992, the Company, Benesse and BAC, Inc. ("BAC"), a New York corporation and wholly owned subsidiary of BHI entered into an amended and restated merger agreement (the "Merger Agreement") pursuant to which (i) BAC would be merged into the Company (the "Merger"); (ii) the certificate of incorporation of the Company would be amended to provide for certain approvals for business combinations and other transactions involving the Company and its affiliates; (iii) each share of Old Common outstanding prior to the Merger would be converted into the right to receive (a) $19.50 in cash; (b) 0.165 share of Common Stock and (c) a contingent right to receive a pro rata portion of the net proceeds from the disposition or distribution upon certain debt obligations of Maxwell Communications Corporation plc and its affiliates; and
(iv) the common stock of BAC outstanding at the time of the Merger would be converted into Common Stock representing approximately 67% of the total number of shares of Common Stock to be outstanding immediately following the Merger.

     Pursuant to the Merger Agreement, upon consummation of the Merger, (i) the Old Common would cease to be authorized to be quoted on the New York Stock Exchange (the "Exchange") and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended (the "Act") and (ii) the Common Stock would be listed with and traded on the Exchange.

     On January 28, 1993, at the annual meeting of stockholders of the Company, the Company's stockholders voted to approve the Merger Agreement.

     At 11:35 a.m., February 8, 1993 (the "Effective Time"), the Merger was consummated.

     Pursuant to the Merger Agreement, the directors of BAC immediately prior to the Effective Time became the directors of the Company upon the Merger.

     Immediately following the Merger, approximately 10,033,000 shares of Common Stock were outstanding, approximately equal to one-half the aggregate number of shares of Old Common outstanding or covered by options as of the Effective Time.

     Pursuant to the terms of the Merger Agreement, the certificate of incorporation and the bylaws of the Company were amended to provide that the Company may not effect certain transactions unless approved by a majority vote of the disinterested directors (as defined therein). The restricted transactions are: (i) a change of the primary exchange or automated quotation system on which the Common Stock is traded, (ii) a business combination (as defined in Section 912 of the New York Business Corporation Law) involving any person or entity who, together with all affiliates and associates of such person, acquires or holds beneficial ownership of 20% or more of the shares of outstanding Common Stock, (iii) the entering into of any material contract or the effectuation of any other transaction between the Company and any other person in which one or more of its directors or officers are directors or officers, or have a substantial financial interest, other than contracts or transactions between or among the Company and its subsidiaries; (iv) the repurchase of shares of Common Stock by the Company or its subsidiaries, whether pursuant to a tender offer, share repurchase program or otherwise; and (v) the authorization of any loan or other advances to The Berlitz School of Languages (Japan) Inc. from the Company.

     The purpose of Benesse and BHI in effecting the Merger referred to above was to acquire a controlling equity interest in the Company.

     2. The purpose of the April 29, 1997 purchase by BHI of 250,000 shares of Common Stock was to invest further in the Company, and to avoid any depressing effect on the market for Common Stock that might have occurred if the Company had sold such shares in the open market.

     3. The Company entered into the Debenture Purchase Agreement for the sale of the BHI Convertible Debentures for $55,000,000 in conjunction with several other agreements, including (i) a similar debenture purchase agreement for the sale of $100,000,000 million principal amount of its 5% Convertible Exchangeable Subordinated Debentures due 2010, Series A (the "Apollo Convertible Debentures") to Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. as represented by Apollo Management IV, L.P. (collectively "Apollo"), and (ii) the Subordinated Note Commitment Agreement, described in paragraph numbered 2 of Item 6, for the sale of a Subordinated Note to BHI for $50,000,000.

     The Company will use the aggregate $205,000,000 proceeds of these transactions to retire existing funded indebtedness of the Company, thereby reducing its interest expense. The Apollo Convertible Debentures, if purchased in accordance with applicable terms and conditions, would be convertible at the option of Apollo, exercisable at any time during their 12-year term, into 3,025,718 shares of Common Stock at an exercise price of $33.05 per share.

     The purpose of the proposed purchase by BHI of $55,000,000 principal amount of the BHI Convertible Debentures is to assist the Company in the refinancing of its debt. In addition, the convertibility of the BHI Convertible Debentures provides Benesse with the ability to lessen potential dilution in its controlling interest in Berlitz.

     See responses to Items 5 and 6 with respect to (1) the execution and delivery by BHI and the Company of a Registration Rights Agreement regarding the Common Stock issuable upon conversion of the BHI Convertible Debentures and the Subordinated Note Commitment Agreement and (2) the execution and delivery by BHI and Apollo of a Voting Agreement related to the Common Stock. Such responses to Items 5 and 6 are herein incorporated by reference as responses to this Item 4.

                          *     *     *     *     *

     As of the date hereof, none of the Reporting Persons nor any other person controlling the Reporting Persons, nor to the best of their knowledge any person named in Schedules A and B attached hereto had any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth above.

     Depending on market and other conditions, the Reporting Persons may acquire additional shares if such shares become available at prices that are attractive to them. On the other hand, depending on market and other conditions, including limitations set forth in financing agreements entered into in connection with the Merger, the Reporting Persons may dispose of all or a portion of the shares that they now own or may hereafter acquire.

Item 5  Interest in the Securities of the Issuer.

     (a) Taking into account the 1,664,145 shares which BHI will have a right to acquire at any time after issuance of the BHI Convertible Debentures, BHI would beneficially own 8,636,283 shares of Common Stock, or 77.2% of Common Stock outstanding. Including such 1,664,145 shares, Benesse and BHI together would own in the aggregate 8,649,483 shares of Common Stock, or 77.3% of the Common Stock outstanding.

     The shares of Common Stock owned by BHI may be deemed, for purposes of Rule 13d-3, to be beneficially owned by Benesse.

     Between February 8, 1993 (the date of the event which required the filing of the Reporting Persons' original filing on Schedule 13D) and the date hereof, Benesse and BHI have engaged in the following transactions relating to the Company's Common Stock:

    1. Pursuant to the terms of the February 8, 1993 Merger Agreement, BHI acquired 6,722,138 shares of Common Stock and Benesse acquired 13,200 shares of Common Stock, which together represented 67% of the outstanding Common Stock.

     2. On April 29, 1997, BHI entered into a Purchase Agreement to acquire 250,000 additional shares of Common Stock at a purchase price of $24.44 per share. Such Purchase Agreement is filed as Exhibit 7 to this Amendment to the
Schedule 13D and is incorporated herein by reference. After such purchase under this agreement, BHI held 6,972,138 shares of Common Stock and Benesse held 13,200 shares of Common Stock, which together represented 73.3% of the Common Stock outstanding.

     3. On October 6, 1998, BHI signed the Debenture Purchase Agreement pursuant to which it agreed to purchase from the Company the BHI Convertible Debentures, subject to certain terms and conditions. The Debenture Purchase Agreement is filed as Exhibit 8 to this Amendment to the Schedule 13D and is incorporated herein by reference. After the BHI Convertible Debentures have been issued, at the option of BHI, all or any portion of the $55,000,000 principal amount of the BHI Convertible Debentures may be converted into fully paid and non-assessable shares at the Conversion Price which is initially $33.05 per share of Common Stock. The Conversion Price set in the Debenture Purchase Agreement is subject to customary antidilution provisions. As a result of the Debenture Purchase Agreement, BHI will have a right to acquire a total of 1,664,145 shares of Common Stock issuable upon conversion of the BHI Convertible Debentures.

     Mr. Hiromasa Yokoi, Chief Executive Officer of the Company, Director of Benesse, and Director and Vice President of BHI, beneficially owns 500 shares of Common Stock.

     Except for shares or rights to acquire shares described above, neither the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A and B hereto beneficially owns any shares of Common Stock.

     (b) Except as otherwise described herein, none of the Reporting Persons has any sole or shared power to vote or to direct the vote of any shares of Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of Common Stock.

     (c) Except as set forth herein, no transactions in the Common Stock have been effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A and B hereto.

     (d) BHI and Benesse are entitled to receive dividends when and if declared by the board of directors of the Company. Except as described herein, none of the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A and B hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by BHI or Benesse.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with respect to Securities of the Issuer.

     As of the date hereof, there were no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in
Item 2 or between any such persons and any other person with respect to any securities of the Company except for those agreements referred to or described above and the following three agreements:

     1. On October 6, 1998, BHI entered into a Registration Rights Agreement (the "Registration Rights Agreement") which grants BHI the rights to demand and piggyback the registration of any shares issuable to BHI upon conversion of the BHI Convertible Debentures. A copy of the Registration Rights Agreement is attached hereto as Exhibit 9 and is incorporated herein by reference.

     2. In a transaction related to BHI's agreement to purchase the BHI Convertible Debentures, BHI signed, on October 6, 1998 a letter agreement committing it to buy from the Company, simultaneously with the issuance of the BHI Convertible Debentures, a Subordinated Note in the principal amount of $50,000,000 (the "Subordinated Note Commitment Agreement"). The Subordinated Note Commitment Agreement is attached hereto as Exhibit 10 and is incorporated herein by reference.

     3. In a transaction related to BHI's agreement to purchase the BHI Convertible Debentures, Benesse entered into a Voting Agreement (the "Voting Agreement") with Apollo, on October 6, 1998, which obligates Benesse (i) to vote, and to cause BHI to vote, its shares of Common Stock (A) to approve the Company's issuance to Apollo of $100,000,000 principal amount of the Company's 5% Convertible Exchangeable Subordinated Debentures due 2010, Series A, and the shares of Common Stock issuable upon conversion thereof; (B) to approve the Company's issuance to BHI of the BHI Convertible Debentures and the shares of Common Stock issuable upon conversion thereof; (C) to elect to the Board of Directors of the Company those persons Apollo has a right to nominate pursuant to an investors agreement between Apollo and the Company; and (ii) to permit Apollo to participate with BHI in any sale of specified percentages of the Common Stock held by the Reporting Persons and of the BHI Convertible Debentures. The Voting Agreement is attached hereto as Exhibit 11 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1:  IBJ Yen Loan Agreements*
     Exhibit 2:  IBJ Dollar Loan Agreement*
     Exhibit 3:  Chemical Loan Agreement*
     Exhibit 4:  Form of Senior Note Agreement*
     Exhibit 5:  Pledge Agreement*
     Exhibit 6:  Merger Agreement*
     Exhibit 7:  Purchase Agreement dated as of April 29, 1997
     Exhibit 8:  Debenture Purchase Agreement dated as of October 2, 1998
     Exhibit 9:  Registration Rights Agreement dated as of October 2, 1998
     Exhibit 10: Subordinated Note Commitment Agreement dated as of October 2,
                 1998
     Exhibit 11: Voting Agreement dated as of October 2, 1998
     Exhibit 12: Joint Filing Agreement dated as of October 13, 1998

--------
     * Filed with the Reporting Persons' original filing on Schedule 13D.

                                  SIGNATURES
                                  ----------

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  October 13, 1998

                                         BENESSE CORPORATION

                                         By: /s/  Soichiro Fukutake
                                             ------------------------------
                                             Name:  Soichiro Fukutake
                                             Title: President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 13, 1998
                                         BENESSE HOLDINGS INTERNATIONAL, INC.

                                         By: /s/  Soichiro Fukutake
                                             ------------------------------
                                             Name:  Soichiro Fukutake
                                             Title: Chairman

                                                                    SCHEDULE A

                     Directors(*) and Executive Officers
                                      of
                             Benesse Corporation

         The names and titles of the Directors and Executive Officers of Benesse Corporation and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Benesse at 3-7-17 Minamigata, Okayama-shi 700 Japan. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Benesse Corporation and each individual is a Japanese citizen.

===============================================================================
                                            Present Principal
  Name, Business Address                       Occupation
-------------------------------------------------------------------------------
* Mistuo Yamazaki                     Chairman of the Board
-------------------------------------------------------------------------------
* Soichiro Fukutake                   President and
                                      Representative Director
-------------------------------------------------------------------------------
* Takeshige Hirayama                  Head of Area Marketing Sector
-------------------------------------------------------------------------------
* Makoto Sato                         General Manager of Strategy and Planning
                                      Division and Head of Test and Study Aids
                                      Sector
-------------------------------------------------------------------------------
* Kiyotaka Ikeda                      Head of Publishing World Sector
  1-34 Ochiai, Tama-shi
  206-8686 Tokyo, Japan
-------------------------------------------------------------------------------
* Kenjiro Kaneshiro                   Head of General Administration Division
  1-34 Ochiai, Tama-shi               Tokyo
  206-8686 Tokyo, Japan
-------------------------------------------------------------------------------
* Shigemi Asano                       Head of Wellness Sector and General
  1-34 Ochiai, Tama-shi               Manager of Tokyo Branch
  206-8686 Tokyo, Japan
-------------------------------------------------------------------------------
* Kazuo Yamakawa                      Head of General Administration Division
                                      Okayama
-------------------------------------------------------------------------------

===============================================================================
                                            Present Principal
  Name, Business Address                       Occupation
-------------------------------------------------------------------------------
* Yoji Shiraishi                      Head of ShinkenZemi (Correspondence
  1-34 Ochiai, Tama-shi               Education) Sector
  206-8686 Tokyo, Japan
-------------------------------------------------------------------------------
* Nobuya Kashihara                    Head of Fulfillment Sector
  1-34 Ochiai, Tama-shi
  206-8686 Tokyo, Japan
-------------------------------------------------------------------------------
* Hiromasa Yokoi                      Chief Executive Officer of Berlitz
  Berlitz International, Inc.         International, Inc.
  400 Alexander Park
  Princeton, NJ 08540-6306
===============================================================================

                                                                    SCHEDULE B

                     Directors(*) and Executive Officers
                                      of
                     Benesse Holdings International, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Benesse Holdings International, Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Benesse Holdings International, Inc., 65 East 55th Street, 23rd Floor, New York, NY 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Benesse Holdings International, Inc. and each individual is a Japanese citizen.

===============================================================================
                                            Present Principal
  Name, Business Address                       Occupation
-------------------------------------------------------------------------------
* Soichiro Fukutake                   Chairman of BHI; President and
  3-7-17 Minamigata, Okayama-shi      Representative Director of Benesse
  700 Japan                           Corporation
-------------------------------------------------------------------------------
* Makoto Obara                        President and Chief Executive Officer
-------------------------------------------------------------------------------
  Hironori Kumagai                    Vice President and Assistant Treasurer
-------------------------------------------------------------------------------
  Hiroyuki Yagi                       Vice President and Assistant Secretary
-------------------------------------------------------------------------------
* Hiromasa Yokoi                      Vice President; Chief Executive Officer of
  Berlitz International, Inc.         Berlitz International, Inc.
  400 Alexander Park
  Princeton, NJ 08540-6306
-------------------------------------------------------------------------------
* Kazuo Yamakawa                      Treasurer; Head of General Administration
  3-7-17 Minamigata, Okayama-shi      Division Okayama for Benesse Corporation
  700 Japan
-------------------------------------------------------------------------------

===============================================================================
                                            Present Principal
  Name, Business Address                       Occupation
-------------------------------------------------------------------------------
  Naoto Sugiyama                      Secretary; General Manager of Finance
  3-7-17 Minamigata, Okayama-shi      Department for Benesse Corporation
  700 Japan
===============================================================================

                                EXHIBIT INDEX

                                                                    Description
Exhibit                                                                 Page
----------  -------------------------------------------------------------------

Exhibit 1:  IBJ Yen Loan Agreements*

Exhibit 2:  IBJ Dollar Loan Agreement*

Exhibit 3:  Chemical Loan Agreement*

Exhibit 4:  Form of Senior Note Agreement*

Exhibit 5:  Pledge Agreement*

Exhibit 6:  Merger  Agreement*

Exhibit 7:  Purchase Agreement dated as of April 29, 1997

Exhibit 8:  Debenture Purchase Agreement dated as of October 2, 1998

Exhibit 9:  Registration Rights Agreement dated as of October 2, 1998

Exhibit 10: Subordinated Note Commitment Agreement dated as of
            October 2, 1998

Exhibit 11: Voting Agreement dated as of October 2, 1998

Exhibit 12: Joint Filing Agreement dated as of October 13, 1998

--------
     *  Filed with the Reporting Persons' original filing on Schedule 13D.